FILED BY INTERNATIONAL GAME TECHNOLOGY

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: INTERNATIONAL GAME TECHNOLOGY

COMMISSION FILE NO. 001-10684

Announcement from Patti Hart

Executive Communications — August 26, 2014

All,

As we move forward into the next phase of our transaction with GTECH - our momentum, and ultimately our success, is dependent upon each of us doing our part.  To that end, I am pleased to invite you to be a part of our Retention Plan.  The goal of this plan is to reward your ongoing commitment to our success, encourage retention, and celebrate the next chapter in our rich history.  For those equity eligible employees, this cash award will be in lieu of our annual stock distribution cycle for December 2014 in order to minimize usage of the IGT share pool during the next several months.  If you are not equity eligible, this is a cash bonus to you if you meet certain eligibility requirements.

This Retention Plan is a unique plan in that everyone is invited to participate.  Soon you will receive a Participation Agreement from Human Resources which will contain specific details about your retention plan, including election options and eligibility.  If you have any questions, please reach out to your manager directly.

Let’s continue to move forward…together!

Onward!

Patti

Important Information for Investors and Securityholders

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

A newly formed holding company (“NewCo”) will file with the SEC a registration statement on Form F-4, which will include the proxy statement of IGT that also constitutes a prospectus of NewCo (the “proxy statement/prospectus”). INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IGT, GTECH, NEWCO, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and securityholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and securityholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC on IGT’s website at IGT.com within the “Investor Relations” section or by contacting Investor Relations at 866-296-4232 (for documents filed with the SEC by IGT) or on GTECH’s website at gtech.com or by contacting Corporate Communications at 401-392-7452 (for documents filed with the SEC by NewCo).

The release, publication or distribution of this communication in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions.

Participants in the Distribution

IGT, GTECH and NewCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the securityholders of IGT in respect of the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the securityholders of IGT in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding IGT’s directors and executive officers is contained in IGT’s Annual Report on Form 10-K for the year ended September 28, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC and can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward Looking Statements

This communication contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning IGT, GTECH, NewCo, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, or otherwise, based on current beliefs of the management of IGT and GTECH as well as assumptions made by, and information currently available to, such management. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or securityholder approvals in a timely manner or otherwise; the possibility that the transaction will not close, including by any failure to satisfy other closing conditions to the proposed transactions or a termination of the merger agreement and other risks and uncertainties described in IGT’s  Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the Securities and Exchange Commission Except as required under applicable law, IGT does not assume any obligation to update these forward-looking statements.